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                                                                     Exhibit 8.2



November __, 1996

Board of Directors
Home Savings Bank, SSB
1311 Carolina Avenue
Washington, NC  27889

Ladies and Gentlemen:

You have requested our opinion as to the North Carolina state income tax consequences to be accorded proposed transactions whereby Home Savings Bank, SSB (the "Bank"), a North Carolina-chartered mutual savings bank, will convert to a North Carolina-chartered stock savings bank (the "Converted Bank"), and concurrently be acquired by New South Bancorp, Inc., (the "Company") which will acquire 100% of the outstanding stock of the Converted Bank. This acquisition will immediately be followed by the conversion of the Converted Bank to a North Carolina chartered commercial bank (the "Bank Conversion") to be known as "New South Bank".

You have previously received a favorable opinion of legal counsel dated November__, 1996, stating that the proposed transactions would result in no adverse federal income tax consequences to the Bank, the Converted Bank, the Company, New South Bank or eligible account holders and other preference categories of the Bank or the shareholders of the Company under the Internal Revenue Code of 1986, as amended ("Code").

The opinion of legal counsel provides that based upon the facts of the proposed transactions, the conversion of the Bank from a North-Carolina chartered mutual savings bank to a North Carolina-chartered stock savings bank will constitute a reorganization as that term is defined in Section 368(a)(1)(F) of the Code. Furthermore, the opinion states that the Converted Bank, the Company, and the shareholders of the Company will recognize no gain or loss as a result of the acquisition of 100% of the Converted Bank's stock by the Company. The subsequent conversion of Converted Bank to a North Carolina-chartered commercial bank will also constitute a reorganization under Section 368(a)(1)(F) of the Code.

The statement of facts and representations and declarations of the management of the Bank included in the opinion of legal counsel are incorporated herein by reference. No party to the proposed transactions has any net operating loss or credit carryovers.


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Board of Directors
Home Savings Bank, SSB
November __, 1996
Page 2

The State of North Carolina will, for income tax purposes, accord the transaction the identical treatment which it receives for federal income tax purposes. Based on the facts attendant to the proposed transactions, it is our opinion that under the laws and administrative provisions of the State of North Carolina, including North Carolina General Statute Sections 105-130.2(1), 105-130.2(5d), 105-130.5 and 105-228.90(b)(1a) no adverse North Carolina income tax consequences will be incurred by the Company, the Converted Bank, the Bank, the eligible account holders or the shareholders of the Company as a result of the consummation of the proposed transactions.

No opinion is expressed with respect to any matter other than the North Carolina income tax consequences, including but not limited to any franchise or capital stock taxes which might result from the consummation of the proposed transaction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 filed on behalf of the Company with the Securities and Exchange Commission under the headings "The Conversion--Effect of Conversions to Stock Form of Depositors and Borrowers of the Bank--Tax Effects" in the Prospectus constituting a part of such Registration Statement.

Very truly yours,

/dk